NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Wednesday, October 19, 2005

Contact:

Investor Relations

(No.2005-10-08)

Phone (604) 684-2181

info@varshneycapital.com

Robert van Doorn Appointed to Advisory Board

Vancouver, British Columbia - October 19, 2005 - Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA) (the "Company") is pleased to announce that Mr. Robert van Doorn has been appointed to its newly created corporate advisory board.  Over the coming months, the Company anticipates adding a number of additional high calibre individuals to the advisory board, which is expected to play a significant role in furthering the Company's business objectives.

Mr. van Doorn is currently the president and a director of Mundoro Mining Inc. (TSX: MUN), a resource company listed on the TSX. He holds an MSc in mining engineering from Delft University of Technology in the Netherlands and an MBA from the University of Cape Town, South Africa.

In the 1990's, Mr. van Doorn worked as a global gold analyst for Morgan Stanley and Company in New York where he helped develop name recognition for the firm and initiated its corporate finance effort in the gold sector.  He also spent several years with Loewen, Ondaatje, McCutcheon, lastly as senior mining consultant and adviser to its mining team where he was responsible for creating corporate finance opportunities, raising money for mining companies, maintaining contact with investors and publishing research reports.

He was a founding principal and serves as the current technical expert for Golden China, a new merchant bank investing in China's precious metals sector.

The Company is delighted Mr. van Doorn has accepted the invitation to join the advisory board.  Additional appointments will be announced as they are finalized.

ON BEHALF OF THE BOARD OF DIRECTORS

"Hari B. Varshney"

Hari B. Varshney

President

Suite #1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@varshneycapital.com